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06010387

January 16, 2006


SEC MAIL
RECEIVED
PROCESSING
JAN 18 2006
WASH. D.C.
156
SECTION

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

SUPPL

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated January 16, 2006 announcing that Arcelor has submitted a proposal to increase and amend its offer to acquire Dofasco Inc.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel Orillac

Enclosure
cc: Regis Ramseyer
Arcelor SA

PROCESSED
JAN 23 2006
THOMSON
FINANCIAL

SHEARMAN & STERLING EST UN PARTNERSHIP À RESPONSABILITÉ LIMITÉE CONSTITUÉ AUX ÉTATS-UNIS D'AMÉRIQUE EN VERTU DES LOIS DE L'ÉTAT DU DELAWARE, CES LOIS LIMITANT LA RESPONSABILITÉ PERSONNELLE DES ASSOCIÉS.


arcelor

PRESS RELEASE

ARCELOR ANNOUNCES THE SUBMISSION OF A PROPOSAL TO INCREASE AND AMEND ITS OFFER TO ACQUIRE DOFASCO INC.

Luxembourg/Toronto – January 16, 2006 – Arcelor S.A. announced that on January 15, 2006, it submitted a binding written proposal to the Board of Directors of Dofasco Inc. proposing amendments to its take-over bid to increase its offer to acquire all of the outstanding common shares of Dofasco Inc. to CAD$71.00 per common share and to amend the conditions that apply to its offer such that they will be in substance identical to those applying to the offer for Dofasco made by ThyssenKrupp AG.

Arcelor's proposal is conditional on Dofasco and Arcelor entering into a mutually acceptable support agreement (Arcelor has proposed an agreement based on the support agreement for the ThyssenKrupp transaction) and Dofasco having terminated the support agreement for the ThyssenKrupp transaction.

Arcelor understands that Dofasco's Board of Directors has determined that Arcelor's latest offer is a superior proposal as compared to that of ThyssenKrupp and that Dofasco will, as soon as practicable, provide notice to ThyssenKrupp under the support agreement between Dofasco and ThyssenKrupp of the latter's right to match Arcelor's proposed increased and amended offer.

Arcelor's proposed new offer price would represent a 12.7% premium over its offer price of CAD$63.00 per common share in its offer dated December 30, 2005, and a 4.4% premium over the offer price of CAD$68.00 announced by ThyssenKrupp on January 14, 2006.

Guy Dollé, Chief Executive Officer of Arcelor, reiterated that, "We believe that Arcelor is an excellent partner for Dofasco. As a partner of the Arcelor group, Dofasco will become a stronger, more competitive steel producer on the North American steel market."

Mr. Dollé also underlined that Dofasco's highly regarded corporate values with respect to its relations with employees, and its legacy of active community engagement, are principles that Arcelor shares and will continue to support.

If Arcelor's proposal is accepted by Dofasco, full details of Arcelor's amended offer will be included in a formal notice of variation to Arcelor's offer mailed on December 30th, 2005 and valid until February 8, 2006, which Arcelor would mail to Dofasco shareholders as soon as possible.

UBS and Merrill Lynch are acting as financial advisors and Ogilvy Renault LLP is acting as legal advisor to Arcelor in the context of the offer for Dofasco.

About Dofasco

Dofasco is a leading North American steel solutions provider. Its product lines include hot rolled, cold rolled, galvanized, and tinplate flat rolled steels, as well as tubular products, laser-welded blanks and laminate. Dofasco's wide range of steel products is sold to customers in the automotive, construction, energy, manufacturing, pipe and tube, appliance, packaging and steel distribution industries.

About Arcelor

Arcelor is a leading player of the global steel industry. With a turnover of 30 billion euros in 2004, the company holds leading positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - aspires to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. Arcelor employs 94,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and aspires to be a benchmark for economic performance, labour relations and corporate social responsibility.

Forward Looking Statements

This press release contains "forward-looking statements" that are subject to a number of risks and uncertainties, many of which are beyond Arcelor's control, that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. All statements other than statements of historical facts included in this press release are forward-looking statements. All forward-looking statements speak only as of the date of this press release. Arcelor undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. There can be no assurance that any transaction between Arcelor and Dofasco will occur, or will occur on the timetable contemplated hereby.

For a discussion of risks and uncertainties regarding Arcelor's business, which could cause actual results to differ from those contained in the forward-looking statements please refer to the "Report on Risk Management" contained in Arcelor's Annual Report for the fiscal year ended December 31, 2004.

Corporate Communications
Tel.: +352 4792 5000
E-mail: press@arcelor.com

Patrick Seyler: +352 4792 2360
Luc Scheer: +352 4792 4455
Jean Lasar: +352 4792 2359

(USA and Canada)
Jackie King (Hill & Knowlton Canada)
+1 613 298 8014
jackie.king@hillandknowlton.ca

(Spain)
Ignacio Agreda: +34 94 489 4162
Oscar Fleites: +34 98 512 60 29

(France)
Sandra Luneau +33 1 41 25 65 04

Investor relations
E-mail: investor.relations@arcelor.com
Martine Hue: +352 4792 2151
00 800 4792 4792 (toll-free, from the EU and Switzerland)
+33 1 41 25 9898